As filed with the Securities and Exchange Commission on January 30, 2015	Registration No. 333 - 174743

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

CEMEX, S.A.B. de C.V.
(Exact name of issuer of deposited securities as specified in its charter)

CEMEX Corp.
(Translation of issuer’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Corporate Creations Network, Inc.
1040 Avenue of the Americas, #2400
New York, New York 10018
(845) 510-9655
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Gregory A. Fernicola, Esq. Skadden Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

The Registrant hereby amends this Post-Effective Amendment No.1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (14), (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraphs (14), (15) and (17).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraphs (16) and (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14), (15) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22), (23) and (24).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), and (9).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (20) and (21).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1. EXHIBITS

(a)(i)
Form of Amendment No. 2 to Deposit Agreement, by and among CEMEX, S.A.B. de C.V., (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) outstanding under the Deposit Agreement (as defined therein).  — Filed herewith as Exhibit (a)(i).

(a)(ii)
Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among the Company, the “Depositary, and all Holders and Beneficial Owners from time to time of ADSs evidenced by the American Depositary Receipts (“ADRs”).  — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-161793.

(a)(iii)
Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of ADSs evidenced by ADRs issued thereunder.  — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-11338.

(a)(iv)
Amended and Restated Deposit Agreement, dated as of March 29, 1999, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADRs issued thereunder.  — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-10678.

(b)(i)
Letter Agreement, dated as of March 15, 2011, by and between the Company and the Depositary to establish a restricted ADS series.  — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-174743.

(b)(ii)
Letter Agreement, dated as of March 15, 2011, by and between the Company and the Depositary in respect of a convertible bond issuance.  — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-174743.

(b)(iii)
Letter Agreement, dated as of March 30, 2010, by and between the Company and the Depositary to establish a restricted ADS series.  — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-174743.

(b)(iv)
Letter Agreement, dated as of March 30, 2010, by and between the Company and the Depositary in respect of a convertible bond issuance.  — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-174743.

(b)(v)
Letter Agreement, dated as of October 12, 2007, by and between the Company and the Depositary to enable the establishment of a direct registration system for ADSs.  — Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-161793.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Previously filed.

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Previously filed.

Item 1.	UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement as further amended and supplemented, by and among CEMEX, S.A.B. de C.V., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of January 2015.

Legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, as further amended and supplemented, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing ten (10) CPOs, each CPO representing economic interests in two (2) Series A Shares and one (1) Series B Share, in each case held in the CPO Trust of CEMEX, S.A.B. de C.V.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Thomas Crane
	Name:	Thomas Crane
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, CEMEX, S.A.B. de C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in San Pedro Garza García, Nuevo León, México, on January 30, 2015.

CEMEX, S.A.B. de C.V.

By:	/s/ Ramiro G. Villarreal Morales
	Name:	Ramiro G. Villarreal Morales
	Title:	General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities and on the dates indicated.

Signature	Title	Date

*
Fernando A. González Olivieri	Chief Executive Officer (Principal Executive Officer)	January 30, 2015

/s/ José Antonio González Flores
José Antonio González Flores	Executive Vice President of Finance (Principal Financial Officer)	January 30, 2015

*
Rafael Garza Lozano	Chief Accounting Officer (Principal Accounting Officer/Controller)	January 30, 2015

*
Rogelio Zambrano Lozano	Director	January 30, 2015

*
Armando J. García Segovia	Director	January 30, 2015

*
Rodolfo García Muriel	Director	January 30, 2015

*
Robert Luis Zambrano Villarreal	Director	January 30, 2015

*
Dionisio Garza Medina	Director	January 30, 2015

*
Tomás Milmo Santos	Director	January 30, 2015

*
José Manuel Rincón Gallardo Purón	Director	January 30, 2015

Signature	Title	Date

*
Francisco Javier Fernández Carbajal	Director	January 30, 2015

*
Rafael Rangel Sostmann	Director	January 30, 2015

* By:	/s/ René Delgadillo Galván
René Delgadillo Galván Attorney-in-Fact

Authorized Representative in the U.S. Corporate Creations Network Inc. /s/ Ryan Mulligan
Name: Ryan Mulligan Title: Special Secretary Date: 1/30/15

Index to Exhibits
Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of Amendment No. 2 to Amended and Restated Deposit Agreement